

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Mr. Jia Zhi Hong, Chief Executive Officer
Kingold Jewelry, Inc.
c/o Yvan-Claude Pierre, Esq.
DLA Piper US LLP
1251 Avenue of the Americas, 27th Floor
New York, NY 10020-1104

> **Re:** **Kingold Jewelry, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 29, 2010**
> **File No. 333-167626**
> **Amendment No. 2 to Form 10-K**
> **for Fiscal Year Ended December 31, 2009**
> **Filed October 29, 2010**
> **Form 10-Q for Fiscal Quarter**
> **Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 001-15819**

Dear Mr. Jia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page

1. Please update the reported market price for your shares of common stock as of the latest practicable date and reconcile this amount with your disclosure in the third paragraph on page 72. Please see Instruction 2 to Item 501(b)(3) of Regulation S-K.

Third Party Data, page 2

2. We note your response to comment 3 in our letter dated October 20, 2010. In this
    section, please disclose Messrs. Jia and Zhao's current positions at the Gems and Jewelry
    Trade Association of China, any prior positions held as well as the duration of these
    positions. Please revise this section to also include China Gold Association and disclose
    Mr. Zhang's relationship with this entity.

3. We note your response to comment 3 in our letter dated October 20, 2010 and the related
    revisions in your filing. We further note your statement on pages 3 and 47 that
    "[a]ccording to statistics provided by Gems and Jewelry Trade Association of China, in
    2007, [you] ranked first in the PRC's gold industry nationwide in total volume of 24
    Karat gold production" as well as your statement in the third paragraph on page 3 that
    "[you] are one of the leading professional designers and manufacturers of 24 Karat gold
    jewelry." Please reconcile these statements with the supplemental materials provided.
    We note the supplemental materials provided do not specify karats of gold or design
    capabilities. Please also update your 2007 ranking disclosure to a more recent date and
    include the basis for this ranking.

Prospectus Summary, page 3

4. We note your response to comment 6 in our letter dated October 20, 2010 and the related
    revisions in your filing. Please clarify in your filing that Fok Wing Lam Winnie's
    Mandarin name is Hou Yong Lin. In your Compensation Discussion and Analysis,
    please revise your disclosure to:

    • discuss the call option agreement;
    • clarify how the exercise price for the call option was determined; and
    • include the call option in your summary compensation table.

    Please see Items 402(a)(2), 402(n) and 402(o) of Regulation S-K. Please also provide the
    information required by Item 402(p) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

Critical Accounting Policies and Estimates, page 37

5. We have reviewed your response to comment 20 in our letter dated October 20, 2010.
    Please note that if a reasonably likely change in a critical accounting assumption or
    estimate would not materially impact your financial statements, we believe it provides
    useful sensitivity information to your investors if you disclose this fact. For example,
    please provide additional disclosures to explain if circumstances did not require you to

test any long-lived assets for impairment or if the undiscounted cash flows and/or fair values of tested long-lived assets significantly exceeded their carrying values.

Results of Operation, page 39

6. We have reviewed your response to comment 23 in our letter dated October 20, 2010 and reissue our prior comment. Although we note that you provided revised annual revenue disclosures as a result of the revenue example included in our prior comment, it does not appear you made any changes to your interim results of operations disclosures or any revisions to the non-revenue line item disclosures in your annual discussion. Please be advised that our prior comment should be applied to both the annual and interim results of operations discussions and to all statement of operations line items, including cost of sales, gross profit, operating and nonoperating expenses, and income tax expense. Please revise your disclosures accordingly.

Liquidity and Capital Resources, page 45

7. We note your response to comment 22 in our letter dated October 20, 2010. In your filing, please revise to discuss the types of government policies implemented by the Chinese government and how you believe they have resulted in increased demand for 24K gold products. Please also provide the source information supplementally and translated in English.

Business, page 47

Our Strengths, page 48

8. We note your response to comment 5 in our letter dated October 20, 2010 and the related revisions in your filing. Based on the Cooperation Agreement provided supplementally, it appears that the term of this agreement expires in November of 2010. Please provide an updated copy of this Cooperation Agreement or revise your disclosure accordingly.

Director and Executive Officer Compensation, page 62

Compensation Discussion and Analysis, page 62

9. We note your response to comment 29 in our letter dated October 20, 2010 and the related revisions in your filing. However, we cannot seem to locate your disclosure stating that the majority of the services provided by your executives are provided to Wuhan Kingold and Vogue-Show and that your executives do not receive any compensation for services provided to any of its subsidiaries. To the extent this statement is true, such as you state in your response letter dated October 1, 2010, please clearly state so in your filing and further clarify why the employment agreements with

Messrs. Liu and Jia filed as Exhibits 10.10 and 10.18, respectively, appear to provide payment from your company to these executives.

Employment Agreements, page 63

10. We note your statement that Wuhan Kingold has entered into an employment agreement with Mr. Zhao. Please file this employment agreement as an exhibit. Please see Item 601(b)(10)(iii)(A) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 66

11. We note your response to comment 32 in our letter dated October 20, 2010. However, given that Famous Grow Holdings is an affiliate of the company, it appears that you should be able to identify the natural persons who have voting and/or investment control over the securities held by this 5% stockholder. Please revise.

12. We note your response to comment 34 in our letter dated October 20, 2010 that Messrs. Jia and Zhao have executed a written agreement acknowledging how the shares beneficially owned under the Amended and Restated Call Option Agreement are allocated. It does not appear that you have supplementally provided us with this agreement. Please also file this agreement as an exhibit. Please see Item 601(b)(10)(iii)(A) of Regulation S-K.

13. We note your disclosure in footnote 1 to the beneficial ownership table that the 17,350,194 shares beneficially owned by Mr. Jia, which comprises 41.51% of the outstanding shares, represent those shares which can be acquired pursuant to the Amended and Restated Call Option Agreement. We further note that the fourth sentence of Mr. Jia's executive employment agreement filed as Exhibit 10.18 states that "immediately after being employed by the Company, [Mr. Jia] shall own approximately 41.51% of the issued and outstanding equity interests in the Company." Please clarify or revise.

Certain Relationships and Related Party Transactions, page 68

14. We note your response to comment 37 in our letter dated October 20, 2010 that the $7.27 and $2.0 million to Vogue-Show under the Exclusive Consulting Management and Technical Support Agreement were for calendar years 2009 and 2008, respectively. Please state this in your filing.

Exhibit Index, page II-9

15. We note your response to comment 40 in our letter dated October 20, 2010 and the related revisions in your filing. Please also update your description of Exhibit 4.16 on page II-10.

16. We note your response to comment 41 in our letter dated October 20, 2010 and the related revisions in your filing. Please provide complete and fully executed versions of your exhibits. For example and not as an exhaustive list:

    - Please refile a fully executed version of Exhibit 10.6;
    - Please refile a complete and fully executed version of Exhibit 10.12;
    - Please refile complete and fully executed versions of Exhibit 10.13, 10.14 and 10.15 to include the penalty rates in Part I of the agreements; and
    - Please file a complete and fully executed version of Exhibit 10.16 to include the party names.

Exhibit 5.1

17. We note your response to comment 44 in our letter dated October 20, 2010 and the related revisions in your filing. Please revise the number of shares in the last sentence of the first paragraph to include the underwriters' overallotment option of 750,000 shares.

Exhibit 5.2

18. We note your response to comment 49 in our letter dated October 20, 2010. However, the language still appears to imply a limitation on reliance by shareholders. In the third to last paragraph, please delete the phrase "is issued to the Company" and "and is for the Company's use" in the first sentence and the phrase "by the Company" in the second sentence.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009

Signatures, page 2

19. We note your response to comment 61 in our letter dated October 20, 2010. Please also have a majority of your board of directors sign your Form 10-K. Please see Form 10-K and General Instruction D(2)(a).

Form 10-Q for the Period Ended September 30, 2010

Condensed Consolidated Statements of Cash Flows, page 7

20. Please tell us why you classify deferred offering costs as an operating activity and not a financing activity on your statement of cash flows. In doing so, please clarify if these deferred costs relate to your current equity offering or a separate debt offering.

Exhibits 31.1 and 31.2

21. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your replacement of the word "registrant" with "small business issuer" in paragraph 3 is not permissible. Please revise in future filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Brigitte Lippmann, Special Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Yvan-Claude Pierre, Esq.
        DLA Piper US LLP